UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HASBRO, INC.
(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Avenue, Pawtucket, Rhode Island		02861
(Address of principal executive offices)		(Zip code)

 Deborah Thomas, Chief Financial Officer, (401) 431-8697
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction:

Hasbro, Inc. ("Hasbro," the "Company," "we," "us," or "our") (NASDAQ: HAS) is a global company committed to Creating the World's Best Play Experiences.  We strive to do this through deep consumer engagement and the application of consumer insights, the use of immersive storytelling to build our brands, product innovation and development of global business reach.  We apply these principles to leverage our owned and controlled brands, including LITTLEST PET SHOP, MAGIC: THE GATHERING, MONOPOLY, MY LITTLE PONY, NERF, PLAY-DOH and TRANSFORMERS, as well as our premier partner brands.  From toys and games to television programming, motion pictures, digital gaming and a comprehensive licensing program, Hasbro fulfills the fundamental need for play and connection for children and families around the world.  We are headquartered in Pawtucket, Rhode Island and have approximately 5,200 employees worldwide, approximately 2,700 of whom are located in the United States.
Some of Hasbro's products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to hereafter as "conflict minerals" or "3TG").  Accordingly, we are subject to Section 1502 of the  Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities and Exchange Act of 1934 (the "Final Rule").
Hasbro has a Conflict Minerals Policy which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics, and environmental responsibility, (ii) utilizing due diligence practices to identify conflict minerals and their sources in our supply chain and (iii) ultimately achieving the objective that any conflict minerals included in our products are sourced from smelters identified as conflict free or are otherwise subject to supplier diligence sufficient to determine that such minerals are not being used to support armed conflict in the Democratic Republic of the Congo and adjoining countries.  Hasbro's Conflicts Minerals Policy can be found at the following internet address {http://csr.hasbro.com/has12-conflict-minerals-policy.php}.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Hasbro has determined that during the 2014 calendar year, we contracted to manufacture certain products containing 3TG and have determined that these minerals are necessary to the functionality or production of these products.

We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary conflict minerals in our products originated from the Covered Countries1.  Under our RCOI methodology, Hasbro undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products, as well as direct suppliers to our owned and operated manufacturing facilities producing those products.

As a result of the applicability assessment, all direct suppliers and non-Asian contract manufacturers supplying products that we believed contain 3TG were considered at-risk and were surveyed about the existence and source of conflict minerals in their products sold to us.  With regard to contract manufacturers in Asia, we surveyed our entire contract manufacturer base (not just those that were considered at-risk) about the existence and source of conflict minerals in their products sold to us.

Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified a total of 48 direct suppliers and contract manufacturers whom we believed may be at-risk for sourcing 3TG, directly or indirectly, from the Covered Countries. All 48 of these contract manufacturers and at-risk direct suppliers were surveyed using a technology platform that employs a conflict minerals reporting template based on the questionnaire developed by the Electronic Industry Citizenship Coalition – Global eSustainability Initiative (EICC/GeSI).
Many of Hasbro's suppliers are not subject to the Dodd-Frank Act or initially were unfamiliar with the Act's reporting requirements.  Beginning in 2013 and continuing in 2014 Hasbro conducted training with all direct suppliers and contract manufacturers, to educate these manufacturers as to the requirements of the Act related to conflict minerals. We developed, produced and uploaded a web-based training that provided a summary of the law related to conflict minerals, our obligations under the Act, and the role of our at-risk direct suppliers and contract manufacturers in assisting us to comply with the requirements of the Act related to conflict minerals. The presentation was supplemented with step-by-step instructions for logging onto and responding to the Hasbro conflict minerals electronic reporting survey.  Hasbro also established an e-mail box for supplier questions about the Final Rule or for assistance in completing the conflict minerals reporting survey.

Hasbro sent surveys to 48 direct suppliers and contract manufacturers in 2014.  In 2013, when we surveyed our direct suppliers and contract manufacturers we asked for responses at the vendor company level, such that each survey respondent received one questionnaire for all products they supplied to Hasbro.  In 2014, we continued to survey our direct suppliers at the company level.  However, as part of our continual improvement process and our efforts to increase our ability to link suppliers and smelters to individual product categories, in 2014 we surveyed our contract manufacturers at the product category level (our four product categories being Boys, Girls, Preschool and Games, each of which is described in Section 4 of the attached Conflicts Mineral Report).  We did this surveying at the product category level for all contract manufacturers with the exception of one contract manufacturer who only provides products in the Games category to us.  As such, for that one contact manufacturer, they received a single company-level survey as they had in the prior year.

Relevant contract manufacturers received a separate survey for each of the four product categories for which they supplied products or components to us. As such, an individual contract manufacturer could receive up to four separate surveys, if they were supplying products for each of our Boys, Girls, Preschool and Games categories.  We sent an aggregate of 101 surveys to the 48 direct suppliers and contract manufacturers we surveyed in 2014. Of the 48 direct suppliers and contract manufacturers surveyed, 42 responded, representing an 88% response rate.   This compared to an 85% response rate to our surveys in 2013.  Going forward, as part of our process of continual improvement, we will continue to follow-up with the vendors that have not responded or who have provided incomplete responses, such as not providing a complete smelter list, or not receiving conflict minerals data from all of their relevant suppliers.

In our survey results only five of our contract manufacturers indicated potential sourcing of 3TG from the Covered Countries.  All five of those contract manufacturers disclosed a smelter list and all but one of the listed smelters for those five contract manufacturers are either currently designated as compliant by the Conflict Free Smelter Program (CFSP) or are in the process of actively seeking such designation.  All of these disclosed smelters are included in the full list of smelters reported to us by our direct suppliers and contract manufacturers which is attached to our Conflict Minerals report as Annex 1.  However, we are currently unable to track the flow of specific 3TG at our contract manufacturers or direct suppliers into our products. Even where a contract manufacturer has disclosed potential sourcing of 3TG from the Covered Countries and/or has disclosed a smelter(s) which are not designated as CFSP compliant, at this point we cannot determine if the 3TG in our products or components from that direct supplier or contract manufacturer is in fact coming from the Covered Countries or funding conflict, or if it is from recycled or scrap materials.

As discussed in more detail in our Conflict Minerals Report included as Exhibit 1.01 to this report, based on these responses, and in light of the complexity of our supply chain, we were unable to determine at this time that our necessary conflict minerals did not originate in the Covered Countries or are not from recycled or scrap sources.  Accordingly, we have conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ('Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publically available Internet site at the following internet address {http://csr.hasbro.com/has14-conflict-minerals-report.php}.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

1 The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, or Zambia).

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.
___________________________
(Registrant)

By: /s/ Deborah Thomas                                                                                                                           May 29, 2015
Deborah Thomas                                                                                                                                               (Date)
Executive Vice President and Chief Financial Officer
(Signature and Title)